UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51273

NEXITY FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

3680 Grandview Parkway, Suite 200

Birmingham, AL 35243

(205) 298-6391

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 220

Pursuant to the requirements of the Securities Exchange Act of 1934, Nexity Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 9, 2009	By:	/s/ John J. Moran
John J. Moran
Executive Vice President and Chief Financial Officer